

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2012

<u>Via E-mail</u>
Robert A. Riecker
Vice President, Controller and Chief Accounting Officer
Sears Holdings Corporation
3333 Beverly Road
Hoffman Estates, Illinois 60179

     Re: **Sears Holdings Corporation**
           Form 10-K for Fiscal Year Ended January 28, 2012
           Filed March 14, 2012
           File No. 0-51217

Dear Mr. Riecker:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ William H. Thompson

                  William H. Thompson
                  Accounting Branch Chief

cc: Dorian Williams, Vice President and Deputy General Counsel